Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-161175 on Form S-8 of Altisource Portfolio Solutions S.A. and subsidiaries (the “Company”) of our report dated February 18, 2011, relating to the 2010 consolidated financial statements, the effectiveness of the Company’s internal control over financial reporting, and the earnings per share information and related disclosures in the 2008 consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph related to the significant transactions with Ocwen Financial Corporation, a related party) appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

/s/ Deloitte and Touche LLP
Atlanta, Georgia
February 18, 2011